UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2020

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

INCORPORATION BY REFERENCE

This current report is incorporated by reference in the registration statement on Form F-4 filed by Cosan S.A. with the U.S. Securities and Exchange Commission, or the SEC, on December 9, 2020 (File No. 333-251238), and shall be deemed to be a part thereof from the date on which this current report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF CONTENTS

ITEM
1.	Announcement to the market of dividend payment by Cosan Limited.
2.	Disclosure of sale of treasury shares by Cosan Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2020

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Financial and Investor Relations Officer

 Item 1

Announcement to the market of dividend payment by Cosan Limited.

 COSAN LIMITED

Corporate Taxpayer ID (CNPJ/MF): 08.887.330/0001-52

Publicly Held Company

NOTICE TO SHAREHOLDERS

COSAN LIMITED (NYSE: CZZ) announces to its Shareholders that the Meeting of the Board of Directors, it was approved the distribution of dividends in accordance with the following terms:

To Holders of class A and/or B shares (NYSE: CZZ):

i.	shareholders will receive payment of dividends in the total amount of US$244,027,482.56 (two hundred and forty four millions, twenty seven thousand, four hundred and eighty two US Dollars and fifty six cents), corresponding to US$1.02340096 per class A and/or B shares;

ii.	the dividends Declaration Date is December 17, 2020;

iii.	the above mentioned dividends Record Date will be December 28, 2020;

iv.	CZZ shares will trade “ex” as of December 24, 2020;

v.	dividends Payment Date will be January 8, 2021.

São Paulo, December 17, 2020

Marcelo Eduardo Martins
Chief Financial and Investor Relations Officer

Item 2

Disclosure of sale of treasury shares by Cosan Limited.

Sale of Treasury Shares By Cosan Limited

On December 11, 2020, Cosan Limited (the “Company”) entered into agreements to sell (1) 10,071,744 Class A common shares of the Company held in treasury to Aguassanta Investimentos S.A. (“Aguassanta”), a corporation (sociedade anônima) organized and existing under the laws of the Federative Republic of Brazil, for US$188,744,482.56 and (2) 2,950,000 Class A common shares of the Company held in treasury to Queluz Holdings Limited (“Queluz”), a limited company incorporated under the laws of British Virgin Islands, for US$ 55,283,000. Aguassanta and Queluz are both controlled by Mr. Rubens Ometto Silveira Mello. The purchase price was calculated in accordance with the NYSE’s minimum price test (i.e., the average official closing price for the five trading days immediately preceding the signing of the purchase agreements). The purchase price will be paid in two installments (until December 23, 2020 and January 31, 2021).